Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Appointment of Chief Regional Officer for Sibanye-Stillwater's Southern Africa (SA) region

Johannesburg, 24 July 2025: Sibanye-Stillwater (JSE: SSW and NYSE: SBSW) is pleased to announce the appointment of Richard Cox as Chief Regional Officer of the Southern African region (CRO: SA region), effective 1 July 2025, having served as acting CRO: SA region since May 2025 and prior to that was Executive Vice-President (EVP): Processing for the SA region.

Richard joined Sibanye-Stillwater in November 2020 as Senior Vice-President (SVP): Strategy Advisor before being promoted to EVP: SA region gold operations in February 2021 and EVP: Processing, SA region in April 2024. He has extensive experience in the mining industry and has occupied various leadership roles across a range of commodities and geographies, including at Anglo American Platinum (Valterra), at Anglo American North Americas in project work and at AngloGold Ashanti's South African and Malian operations. Richard holds a BSc in Mining from the University of the Witwatersrand, an MBA from the Gordon Institute of Business Science and has completed the Stanford Executive Programme at the Stanford University Graduate School of Business.

Group CEO, Neal Froneman commented on his appointment, "We welcome Richard's promotion to the C-Suite, and his appointment as CRO: SA region. He ably stepped in as acting CRO: SA region in May 2025, filling a critical role previously occupied by CEO designate Richard Stewart, ensuring continuity and confirming his capability. His appointment followed an intensive recruitment process involving both internal and external candidates. His appointment highlights the quality and depth of internal leadership at Sibanye-Stillwater and validates our succession processes."

For full biographies of executive members, please refer to https://www.sibanyestillwater.com/about-us/leadership.

About Sibanye-Stillwater
Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of a suite of metals and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has also diversified into battery metals mining and processing and has increased its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could" "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited's (Sibanye-Stillwater or the Group) future financial position, business strategies, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2024 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 25 April 2025 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this presentation. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Websites

References in this announcement to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this announcement.